UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

STERIS CORPORATION

(Exact Name of Registrant as Specified in Charter)

Ohio	1-14643	34-1482024
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5960 Heisley Road, Mentor, Ohio	44060
(Address of Principal Executive Offices)	(Zip Code)

J. Adam Zangerle	(440-392-7108)

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.1p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

STERIS Corporation (“STERIS”) evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold.

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of our RCOI process is included in our Conflict Minerals Report attached as an exhibit to this Form SD.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at: www.STERIS.com/about/ir/sec.cfm.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report required by Item 1.01 is provided as Exhibit 1.02 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STERIS Corporation

By:	/s/ Kathleen L. Bardwell	May 30, 2014
Kathleen L. Bardwell
Senior Vice President and Chief
Compliance Officer

3